UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: March 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of ‘Rest-of-the-World’ Distributed Generation Business Sale Transaction

As disclosed in the Form 6-K (the “Original Form 6-K”) submitted with the Securities and Exchange Commission (“SEC”) by Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”), on February 18, 2025, the Company entered into a definitive Sale and Purchase Agreement (the “SPA”) related to the sale of its ‘Rest-of-the-World’ Distributed Generation Business. On March 28, 2025, the Company reported that the parties to the SPA entered into a Supplemental Agreement to the SPA (the “Supplemental SPA”) amending, among other things, certain terms of the SPA, as well as amending and restating in its entirety the form of the Transitional Services Agreement, as described in the Form 6-K submitted with the SEC on March 28, 2025. References to the SPA in this report shall refer to the SPA as amended by the Supplemental SPA.

Following the February 18, 2025 meeting of the board of directors of the Company (the “Board”) to evaluate the final terms of the transactions contemplated under the SPA, the Board, having considered the valuation report addressed to the Company, which valuation report was required to be delivered as a closing condition under the SPA, and all other relevant facts and circumstances as deemed appropriate by the Board, ultimately determined that the Total Consideration, being within the range of market values identified in the valuation report, is fair and in the best interests of the Company and its shareholders.

Following such determination, Maxeon has announced that on March 31, 2025 (the “Closing Date”) it completed the sale of 100% equity interest in the Target Entities to Lumetech B.V. (“Lumetech”) and TCL Sunpower International Pte. Ltd. (“TCLSI”), respectively direct and indirect subsidiaries of TCL Zhonghuan Renewable Energy Technology Co Ltd., the Company’s controlling shareholder (collectively, “TZE”), (“Lumetech and TCL Sunpower International Pte. Ltd., the “Purchasers”), pursuant to the terms of the SPA. At Closing, the Purchasers assumed all of Maxeon’s and its subsidiaries’ obligation to repay the Net Intercompany Debt and release and discharge them from the obligation to repay such debt as from and including the Closing Date. The Net Intercompany Debt on the Closing Date was US$90.54 million.

Pursuant to the terms of the Trademark Assignment Agreement entered into on February 18, 2025, on the Closing Date the Assignee acquired all of the Assignor’s right, title and interest, in certain trademarks, and the Assignor assigned all such right, title and interest in and to the trademarks to the Assignee for a total consideration of USD$6.74 million, upon the terms and conditions set forth in the Trademark Assignment Agreement.

On the Closing Date, the Transferors and the Transferees entered into the Asset Transfer Agreement in the form of Exhibit 99.2 to the Original Form 6-K, pursuant to which, the Transferors will sell, assign and transfer, and the Transferees will purchase, acquire and assume certain Transferred Items. In addition, the Transferees will discharge in full all the obligations imposed upon the Transferors in certain Warranties, including servicing the warranty holders. The transfer of the Transferred Items under the Asset Transfer Agreement will be effective on the timeframes described in the agreement, which timing depends on the nature of the items being transferred.

In addition, on the Closing Date, Lumetech, MSPL and SunPower Systems SARL also entered into the Transitional Services Agreement as amended and restated by the Supplemental SPA, in the form of Exhibit 99.2 to the Form 6-K submitted with the SEC on March 28, 2025.

The transactions contemplated under the SPA received the requisite consents and approvals, including the ODI Approval.

Capitalized terms used but not otherwise defined, shall have the meaning ascribed to them in the Original Form 6-K and the SPA.
Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309),

Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

March 31, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer